FILED PURSUANT TO RULE 424 (B) (3) REGISTRATION NO: 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 15 DATED MARCH 31, 2011

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009 and Supplement No. 14 thereto dated January 20, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•

replacement of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in Supplement No. 14 to include information for the fiscal year ended December 31, 2010; and

•	our December 31, 2010 audited consolidated financial statements.

Status of Our Offering and Ownership of Our Operating Partnership

Through March 28, 2011, we have received aggregate gross offering proceeds of approximately $25.48 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $23.12 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of March 28, 2011, in connection with our initial public offering, we have issued 2,317,089 shares of our common stock for gross proceeds of approximately $23.12 million. As of March 28, 2011, approximately 80.18 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of March 28, 2011, we own approximately 45% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of our sponsor, own approximately 46% of the limited partnership units of our operating partnership. The remaining approximately 9% of the limited partnership units are owned by third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Supplement No. 14 to our prospectus dated January 20, 2011 is hereby deleted in its entirety and replaced with the following, which should be read in conjunction with our audited consolidated financial statements and the notes thereto contained in this supplement:

Overview

We were formed on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We began operations on May 6, 2009 and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Our year end is December 31. As used in this supplement, “we,” “us” and “our” refer to The GC Net Lease REIT, Inc. We deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which we did not satisfy as of December 31, 2009. As of December 31, 2010, we satisfied these non-financial requirements.

We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, who is our advisor. Griffin Capital Corporation, our sponsor, is the sole member of our advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P. We expect to own all of our properties directly or indirectly through our operating partnership or similar entities.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was initially paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.36 million through the issuance of 247,978 shares, and began our offering to the public upon the SEC declaring our registration statement effective. We are currently offering a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares for sale to the public (our “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of December 31, 2010, we had issued 1,597,359 total shares of our common stock for gross proceeds of approximately $15.94 million in our Public Offering, of which 17,320 shares, or $0.17 million, was issued pursuant to the distribution reinvestment plan.

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements:

•	Real Estate - Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes- deferred tax assets and related valuation allowance, REIT qualification; and Loss Contingencies

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies that when the stock portion of a distribution allows stockholders to elect to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU No. 2010-01 did not have an impact on our consolidated financial statements.

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. These new accounting provisions became effective for fiscal years and interim periods beginning after November 15, 2009. The adoption of ASC 810-10 did not have an impact on our consolidated financial statements.

In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof should not be the sole basis for determining the above. As of December 31, 2010, we did not have any investments, or other variable interests, in entities that were determined to be VIEs.

Results of Operations

Overview

Prior to January 1, 2009, we did not own any properties and there were no operations. As of December 31, 2009, we owned two properties, which were contributed on June 18, 2009. During 2010 we acquired four additional properties, which resulted in a portfolio of six properties at December 31, 2010. Therefore, our results of operations for the year ended December 31, 2010 are not directly comparable to those for the year ended December 31, 2009 and are not indicative of those expected in the future periods. We expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as a result of acquisitions made during the year ended December 31, 2010 being owned for an entire period and anticipated future acquisitions of real estate assets.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table provides summary information about our results of operations for the year ended December 31, 2010 and 2009:

	Year Ended December 31,		Increase (Decrease)	Percentage Change
	2010	2009
Rental income	$6,509,724	$2,507,487	$4,002,237	160%
Property tax recovery	$755,370	$213,878	$541,492	253%
Asset management fees	$560,141	$219,674	$340,467	155%
Property management fees	$188,793	$68,442	$120,351	176%
Property tax expense	$755,370	$213,878	$541,492	253%
Acquisition fees and expenses	$2,103,134	$1,637,592	$465,542	28%
General and administrative expenses	$1,359,686	$683,769	$675,917	99%
Depreciation and amortization	$2,941,676	$920,919	$2,020,757	219%
Interest expense	$3,170,029	$1,223,889	$1,946,140	159%

Rental Income

Rental income for the year ended December 31, 2010 is comprised of rental income of $6.10 million and adjustments to straight-line contractual rent of $0.47 million, less in-place lease valuation amortization of $0.06 million. In the current period, rental income increased by $4.0 million compared to the year ended December 31, 2009 as a result of (1) $1.81 million in rental income related to the additional real estate acquired during the year ended December 31, 2010, and (2) a $2.19 million increase in rental income related to the Plainfield and Renfro properties resulting from 12 months of revenue recognition in 2010 compared to six months in 2009. Also included as a component of revenue is the recovery of property taxes, which increased by $0.54 million compared to the year ended December 31, 2009 as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as a result of our acquisitions during the year ended December 31, 2010 and as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2010 and 2009 totaled $1.50 million and $0.50 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase from the year ended December 31, 2009 of $1.0 million is a result of (1) $0.21 million in property and asset management fees and $0.37 million in property taxes for the real estate acquired during the year ended December 31, 2010, and (2) a $0.25 million increase in property and asset management fees and a $0.17 million increase in property tax expense as a full year of activity was captured for Plainfield and Renfro compared to the six months of activity in 2009. We expect property operating expenses to increase in future periods as a result of our acquisitions during the year ended December 31, 2010, and as we acquire additional properties.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses due to our advisor for the year ended December 31, 2010 increased by $0.47 million compared to the year ended December 31, 2009 and consisted of the following:

Property	Date Acquired	Acquisition fees/expenses due Advisor	Acquisition expenses incurred by REIT	Total
Will Partners	6/4/2010	$789,158	$167,030	$956,188
Emporia Partners	8/27/2010	250,686	116,306	366,992
ITT	9/23/2010	234,000	37,288	271,288
Quad/Graphics	12/30/2010	355,500	153,166	508,666

Total		$1,629,344	$473,790	$2,103,134

We expect to continue to incur acquisition fees and expenses in the future as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2010 increased by $0.68 million compared to the same period in the prior year due to (1) increased operating activity in the current year and (2) the year ended December 31, 2009 contained activity from the date we broke escrow, or May 6, 2009, compared to 12 months in the current period. General and administrative expenses for the year ended December 31, 2010 consisted mostly of professional fees, including accounting and legal costs of $0.78 million, directors’ and officers’ insurance of $0.26 million, board of directors fees of $0.09 million, as well as other expenses totaling $0.24 million, consisting mostly of office expenses such as allocated personnel costs and rent incurred by our advisor ($0.09 million in total), transfer agent fees (approximately $0.05 million), and non-financing closing costs related to the refinancing of the Renfro property debt ($0.03 million). Further, organizational costs were reduced (a reduction of $0.08 million) to the extent the amount of organizational costs incurred exceeded 15% of the total equity raised in our Public Offering, as discussed in our amended and restated advisory agreement and in the Organizational and Offering Costs section of Note 2 to the financial statements. The reduction in organizational costs is reflected as a reduction of the “Due to Affiliates” balance in the consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the year ended December 31, 2010 consisted of depreciation of building and building improvements of our properties of $1.88 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $1.06 million. The increase of $2.02 million as compared to the year ended December 31, 2009 is a result of (1) $0.74 million in depreciation and amortization for the real estate acquired during the year ended December 31, 2010, and (2) a $1.28 million increase related to the Renfro and Plainfield properties for 12 months of activity in the current period compared to six months of activity in 2009. We expect depreciation and amortization expense to increase in future periods as a result of our acquisitions during the year ended December 31, 2010, and as we acquire additional properties.

Interest Expense

Interest expense for the year ended December 31, 2010 increased by $1.95 million compared to the year ended December 31, 2009. The increase is due primarily to: (1) a $0.92 million increase related to the Renfro and Plainfield properties for the 12 months of activity in the current period compared to six months of interest expense for the year ended December 31, 2009; (2) $0.11 million in interest expense related to the assumption of the Emporia Partners property debt in conjunction with the contribution on August 27, 2010; and (3) $0.74 million in interest expense related to the origination of the Credit Facility and the short-term bridge facility, as discussed in Note 4, Debt, to the consolidated financial statements. Interest expense for the year ended December 31, 2010 also includes the amortization of deferred financing costs of $0.16 million whereas during the year ended December 31, 2009, there were no deferred financing costs, and $0.02 million related to an interest rate cap pursuant to debt covenant requirements of the Credit Facility. We expect interest expense to increase in future periods as a result of the acquisitions made during the year ended December 31, 2010 and as we acquire additional real estate and assume any related debt.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association, which provided our operating partnership with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of $5.07 million to finance the ITT property acquisition.

On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we drew an additional $13.03 million from the facility to refinance the debt encumbering the Renfro property. The total amount of funds drawn under the Credit Facility is now $35 million.

On December 30, 2010, we, through our operating partnership, entered into a Bridge Loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.87 million used as a source to fund the acquisition of the Quad/Graphics property. The terms of the Bridge Loan require payments made throughout the month equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $1.33 million.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect we will meet our short-term operating liquidity requirements from advances from our advisor and its affiliates, proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. Any advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus. Our amended and restated advisory agreement provides that expenses advanced to us by our advisor shall be reimbursed no less frequently than monthly. The offering and organizational costs associated with our Public Offering (excluding sales commissions and dealer manager fees) were initially paid by our advisor and will be reimbursed by us, up to 3.5% of the gross offering proceeds raised by us in the terminated or completed offering for the issuer’s organizational and offering costs. The offering and organizational costs (including sales commissions and dealer manager fees) may not exceed 15% of gross offering proceeds of the Primary Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which our Public Offering terminates or is completed, the advisor must reimburse us for any excess amounts. As of December 31, 2010, we incurred organizational and offering costs, in excess of the 15% limitation. Therefore, if we terminated our Public Offering on December 31, 2010, the probability that we would be liable to our advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result we generated a receivable due from our advisor of $0.28 million (after deducting $0.64 million in unreimbursed amounts previously advanced by our advisor), which was recorded as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets. No payment is required until 60 days following the completion or termination of our Public Offering in accordance with the amended and restated advisory agreement. We will continue to monitor both the 3.5% and 15% limitations and expect the receivable to decrease as we raise additional offering proceeds and, as a result, become liable once again for organizational and offering costs advanced by our advisor. Operating cash flows are expected to increase as properties are added to our portfolio.

The line of credit associated with the Renfro property had an initial term of one year but was extended until July 29, 2010 with an automatic option to extend it further to January 29, 2011. On July 29, 2010, we exercised the automatic second extension and extended the term to January 29, 2011. On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we drew an additional $13.03 million from the facility to refinance the debt encumbering the Renfro property. The total amount of funds drawn under the Credit Facility is now $35 million.

Our cash and cash equivalent balances increased $1.25 million during the year ended December 31, 2010 and were used in or provided by the following:

Operating Activities. During the year ended December 31, 2010, we used $0.82 million of cash from operating activities, compared to $0.06 million generated during the year ended December 31, 2009. The use of cash in operations increased in 2010 primarily due to the increase in the net loss from $2.24 million for the year ended December 31, 2009 to $3.81 million for the year ended December 31, 2010. The net loss in the current period is offset by non-cash adjustments of $2.69 million (consisting of depreciation and amortization of $3.16 million less deferred rent of $0.47 million) and cash provided by working capital of $0.29 million. Cash from working capital during the prior year was $1.31 million higher as a result of the timing of payables.

Investing Activities. During the year ended December 31, 2010, we used $38.75 million in cash for investing activities, specifically for the acquisition of the Will Partners, Emporia Partners, ITT and Quad/Graphics properties. This resulted in an increase from the year ended December 31, 2009 when no cash was used in the Renfro and Plainfield contributions. Additionally, we funded

$0.45 million for tenant improvements mainly from reserve proceeds held by lenders, which were assumed by us in conjunction with the contribution of the Plainfield and Renfro properties, compared to $3.16 million funded during the year ended December 31, 2009.

Financing Activities. During the year ended December 31, 2010, we generated $40.83 million from financing activities as compared to $0.13 million during the year ended December 31, 2009. The net increase is a result of (1) $42.87 million in combined proceeds from the Credit Facility and the Bridge Loan and an increase of $13.60 million in the issuance of common stock (which includes an increase in gross offering proceeds of $13.22 million, a decrease in the discount on common stock of $0.1 million and a decrease in incurred offering costs of $0.28 million compared to the year ended December 31, 2009); and (2) a $12.91 million payoff of the Renfro property debt; a $0.31 million increase in loan amortization compared to the year ended December 31, 2009 due to an increase in debt and due to a full year of amortization of the Renfro and Plainfield loans and the amortization of the Emporia Partners mortgage from the contribution date; a $1.12 million increase in amortization of deferred financing costs compared to the year ended December 31, 2009 when there were no deferred financing costs; and a $1.43 million increase in distribution payments.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from our properties and offering proceeds raised in our private offering and our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

The following table shows total distributions paid for the four quarters of 2010:

	December 31, 2010		September 30, 2010		June 30, 2010		March 31, 2010
Distributions paid in cash- noncontrolling interests	$533,179		$496,645		$343,676		$336,205
Distributions paid in cash- common stockholders	162,080		123,391		80,337		39,433
Distributions reinvested (shares issued)	79,788		48,124		26,890		7,014

Total distributions	$775,047	(1)	$668,160		$450,903		$382,652

Source of distributions:
Cash flows provided by (used in) operations	$276,853	(2) 36%	$(96,454)	(2) (14%)	$(517,377)	(2) (115%)	$(487,796)	(2) (128%)
Proceeds from issuance of common stock	418,406	54%	716,490	107%	941,390	209%	863,434	226%
Distributions reinvested (shares purchased)	79,788	10%	48,124	7%	26,890	6%	7,014	2%

Total sources	$775,047	100%	$668,160	100%	$450,903	100%	$382,652	100%

(1)	Total distributions declared but not paid as of December 31, 2010 for noncontrolling interests (including our advisor), and common stockholders were $0.18 million and $0.07 million, respectively.

(2)

Percentages were calculated by dividing the respective source amount by the total sources of distributions. Sources appearing as negative amounts represent instances in which cash flows were used in, rather than provided by, operations. Accordingly, percentages calculated on these amounts also appear as negative numbers.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do.

The Investment Program Association, (“IPA”), issued Practice Guideline 2010-01 (the IPA MFFO Guideline) on November 2, 2010, which extended financial measures to include Modified Funds from Operations (“MFFO”). We adopted the IPA MFFO Guideline commencing with our Annual Report on Form 10-K for the Year Ended December 31, 2010, filed with the SEC on March 24, 2011. Management believes that MFFO is a beneficial indicator of on-going portfolio performance and our ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. In computing MFFO, FFO is adjusted for certain non-cash items such as straight-line rent, the amortization of in-place lease valuations and the amortization of financing costs. FFO is further adjusted for certain non-operating cash items such as acquisitions fees and expenses.

By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight line rent, amortization of in-place lease valuation and amortization of financing costs. These items are GAAP non-cash adjustments and are included in historical earnings. These items are added back to FFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after we cease to acquire properties on a frequent and regular basis. In accordance with GAAP, as of January 1, 2009, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. These costs have been and will continue to be funded with cash proceeds from our primary offering.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our real estate portfolio. However, FFO and MFFO should not be considered as alternatives to net income or to cash flows from operating activities. The material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. FFO or MFFO should not be considered as an alternative to net income (loss), or an indication of our liquidity, and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has evaluated the acceptability of the exclusions contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
Net Loss	$(3,809,088)	$(2,235,586)
Adjustments:
Depreciation of building and improvements	1,884,394	569,346
Amortization of intangible assets	1,057,282	351,573

Funds from Operations (FFO)	$(867,412)	$(1,314,667)

Reconciliation of FFO to Modified Funds From Operations (MFFO)
Funds From Operations	$(867,412)	$(1,314,667)
Adjustments:
Acquisition Fees and Expenses	2,103,134	1,637,592
Revenues in excess of cash received (straight-line rents)	(465,225)	(206,770)
Revenues in excess of cash received (amortization of above/below market rent)	61,604	(19,313)
Amortization of financing costs	156,099	-

MFFO	$988,200	$96,842

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2010:

	Payments Due During the Years Ending December 31,
	Total	2011	2012-2013		2014-2015	Thereafter
Outstanding debt obligations (1)
Plainfield	$20,796,437	$262,170	$576,048		$663,217	$19,295,002
Credit Facility	35,000,000	-	35,000,000	(4)	-	-
Emporia Partners	5,332,794	279,699	610,955		689,026	3,753,114
Bridge Loan (2)	7,871,500	7,871,500	-		-	-

Total outstanding debt	69,000,731	8,413,369	36,187,003		1,352,243	23,048,116

Interest on outstanding debt obligations (3)
Plainfield	$9,115,748	$1,392,598	$2,733,192		$2,645,524	$2,344,434
Credit Facility	5,098,333	2,040,451	3,057,882		-	-
Emporia Partners	2,321,857	308,926	566,035		487,568	959,328
Bridge Loan	145,666	145,666	-		-	-

Total interest	16,681,604	3,887,641	6,357,109		3,133,092	3,303,762

Total	$85,682,335	$12,301,010	$42,544,112		$4,485,335	$26,351,878

(1)	Amounts include principal payments only.
(2)	The Bridge Loan was used to finance the Quad/Graphics property acquisition and is due on June 30, 2011.
(3)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2010.
(4)	$16.9 million of the Credit Facility was used to finance the Will Partners property acquisition; an additional $5.07 million of the Credit Facility was used to finance the ITT property acquisition; and an additional $13.03 million of the Credit Facility was used to refinance the Renfro property debt. The total Credit Facility is $35 million.

Subsequent Events

See Note 10, Subsequent Events, to the consolidated financial statements.

Financial Statements

The financial statements listed below are contained in this supplement:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

The GC Net Lease REIT, Inc.:

We have audited the accompanying consolidated balance sheets of The GC Net Lease REIT, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the two years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The GC Net Lease REIT, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

March 24, 2011

CONSOLIDATED FINANCIAL STATEMENTS

THE GC NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$1,636,072	$387,272
Restricted cash	1,658,070	655,670
Real estate:
Land	11,703,796	5,108,916
Building and improvements	77,096,442	41,009,335
Tenant origination and absorption cost	18,095,906	8,289,273

Total real estate	106,896,144	54,407,524
Less: accumulated depreciation and amortization	(3,862,595)	(920,919)

Total real estate, net	103,033,549	53,486,605
Above market leases, net	1,725,856	101,591
Deferred rent	671,995	206,770
Deferred financing costs, net	967,051	-
Other assets	448,483	457,022

Total assets	$110,141,076	$55,294,930

LIABILITIES AND EQUITY
Mortgage payable	26,129,231	34,041,558
Credit Facility	35,000,000	-
Bridge Loan	7,871,500	-
Restricted reserves	538,741	208,333
Accounts payable and other liabilities	857,322	1,033,745
Distributions payable	248,092	128,824
Due to affiliates, net	1,480,570	1,022,526
Below market leases, net	870,807	581,019

Total liabilities	72,996,263	37,016,005
Commitments and contingencies (Note 8)
Noncontrolling interests subject to redemption, 531,000 and no units eligible towards redemption as of December 31, 2010 and December 31, 2009, respectively	4,886,686	-
Common stock subject to redemption	170,810	8,994
Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of December 31, 2010 and December 31, 2009	-	-
Common Stock, $0.001 par value; 700,000,000 shares authorized; 1,845,339 and 252,319 shares outstanding, as of December 31, 2010 and December 31, 2009, respectively	18,438	2,523
Additional paid-in capital	15,441,289	928,009
Cumulative distributions	(713,332)	(92,834)
Accumulated deficit	(1,236,878)	(246,515)

Total stockholders’ equity	13,509,517	591,183
Noncontrolling interests	18,577,800	17,678,748

Total equity	32,087,317	18,269,931

Total liabilities and equity	$110,141,076	$55,294,930

See accompanying notes.

THE GC NET LEASE REIT, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2010	2009
Revenues:
Rental income	$6,509,724	$2,507,487
Property tax recovery	755,370	213,878
Interest income	4,647	11,212

Total revenue	7,269,741	2,732,577

Expenses:
Asset management fees to affiliates	560,141	219,674
Property management fees to affiliates	188,793	68,442
Property tax expense	755,370	213,878
Acquisition fees and expenses	2,103,134	1,637,592
General and administrative expenses	1,359,686	683,769
Depreciation and amortization	2,941,676	920,919
Interest expense	3,170,029	1,223,889

Total expenses	11,078,829	4,968,163

Net loss	(3,809,088)	(2,235,586)

Net loss attributable to noncontrolling interests	(2,818,725)	(1,989,071)

Net loss attributable to The GC Net Lease REIT, Inc. common stockholders	$(990,363)	$(246,515)

Net loss per share, basic and diluted	$(1.08)	$(1.79)

Weighted average number of common shares outstanding, basic and diluted	919,833	137,598

Distributions declared per common share	$0.68	$0.44

See accompanying notes.

THE GC NET LEASE REIT, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock
	Shares	Amount	Additional Paid- In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
Balance, December 31, 2008	100	$1	$999	$-	$-	$1,000	$200,000	$201,000
Gross proceeds from issuance of common stock	252,219	2,522	2,519,665	-	-	2,522,187	-	2,522,187
Discount on issuance of common stock	-	-	(121,987)	-	-	(121,987)	-	(121,987)
Offering costs	-	-	(1,470,668)	-	-	(1,470,668)	-	(1,470,668)
Distributions	-	-	-	(83,840)	-	(83,840)	-	(83,840)
Issuance of shares for distribution reinvestment plan	947	9	8,985	(8,994)	-	-	-	-
Additions to common stock subject to redemption	(947)	(9)	(8,985)	-	-	(8,994)	-	(8,994)
Contribution of noncontrolling interests	-	-	-	-	-	-	20,200,000	20,200,000
Distributions for noncontrolling interests	-	-	-	-	-	-	(732,181)	(732,181)
Net loss	-	-	-	-	(246,515)	(246,515)	(1,989,071)	(2,235,586)

Balance, December 31, 2009	252,319	2,523	928,009	(92,834)	(246,515)	591,183	17,678,748	18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	-	-	15,742,844	-	15,742,844
Discount on issuance of common stock	-	-	(21,635)	-	-	(21,635)	-	(21,635)
Offering costs	-	-	(1,192,014)	-	-	(1,192,014)	-	(1,192,014)
Distributions	-	-	-	(458,682)	-	(458,682)	-	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	-	-	-	-
Additions to common stock subject to redemption	947	9	(161,825)	-	-	(161,816)	-	(161,816)
Contribution of noncontrolling interests	-	-	-	-	-	-	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	-	-	-	-	-	-	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	-	-	-	-	-	-	(1,568,275)	(1,568,275)
Distributions for noncontrolling interests subject to redemption	-	-	-	-	-	-	(207,262)	(207,262)
Net loss	-	-	-	-	(990,363)	(990,363)	(2,818,725)	(3,809,088)

Balance, December 31, 2010	1,845,339	$18,438	$15,441,289	$(713,332)	$(1,236,878)	$13,509,517	$18,577,800	$32,087,317

See accompanying notes.

THE GC NET LEASE REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009
Operating Activities:
Net loss	$(3,809,088)	$(2,235,586)
Adjustments to reconcile net loss to net cash (used in) provided by operations:
Depreciation of building and building improvements	1,884,394	569,346
Amortization of intangible assets	1,057,282	351,573
Amortization of above and below market leases	61,604	(19,314)
Amortization of deferring financing costs	156,099	-
Deferred rent	(465,225)	(206,770)
Change in operating assets and liabilities:
Other assets	8,539	(457,022)
Accounts payable and other liabilities	(176,423)	1,033,745
Due to affiliates	458,044	1,022,526

Net cash (used in) provided by operating activities	(824,774)	58,498

Investing Activities:
Acquisition of properties, including reserves	(38,754,607)	-
Tenant improvements	(452,615)	3,159,445
Tenant improvements funded from restricted cash reserves	452,615	(3,159,445)

Net cash used in investing activities	(38,754,607)	-

Financing Activities:
Proceeds from borrowings	42,871,500	-
Principal payoff of secured indebtedness	(12,911,990)	-
Principal amortization payments on secured indebtedness	(422,423)	(114,561)
Deferred financing costs	(1,123,150)	-
Issuance of common stock, net	14,529,195	929,532
Distributions to noncontrolling interests	(1,709,708)	(616,377)
Distributions to common stockholders	(405,243)	(70,820)

Net cash provided by financing activities	40,828,181	127,774

Net increase in cash and cash equivalents	1,248,800	186,272
Cash and cash equivalents at the beginning of the period	387,272	201,000

Cash and cash equivalents at the end of the period	$1,636,072	$387,272

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$2,847,765	$1,030,521
Contribution of real estate assets by affiliates	$10,380,000	$50,749,336
Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash- assumed upon contribution of real estate assets by affiliates	$646,096	$3,606,782
Restricted cash- ongoing improvement reserve paid by tenant	$152,515	$208,333
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates	$5,422,086	$34,156,119
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$10,380,000	$20,200,000
Distributions payable to noncontrolling interests	$181,633	$115,804
Distributions payable to common stockholders	$66,459	$13,020
Common stock issued pursuant to the distribution reinvestment plan	$161,816	$8,994

See accompanying notes.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1.	Organization

The GC Net Lease REIT, Inc., a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company deferred the election to be taxed as a REIT until December 31, 2010 to ensure that certain non-financial requirements were satisfied, which the Company did not satisfy as of December 31, 2009. As of December 31, 2010, the Company satisfied these non-financial requirements. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering (as defined below). The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the “Second Amended and Restated Advisory Agreement”). The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the advisory agreement. The officers of the Advisor are also officers of the Sponsor. The advisory agreement has a one-year term and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Third Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. As of December 31, 2010 and December 31, 2009, the Company had 1,845,339 and 252,319 shares outstanding, respectively. As of December 31, 2010 and December 31, 2009, the Company had $170,810 and $8,994 in shares classified as common stock subject to redemption. (See Note 7, Share Redemption Program).

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received by the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of December 31, 2010, the Company owns approximately 37% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of four properties to the Company, certain affiliates of the Sponsor, including the Company’s President and Chairman, Kevin A. Shields, the Company’s Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of the Sponsor, own approximately 52% of the limited partnership units of the Operating Partnership. The remaining approximately 11% of the limited partnership units are owned by third parties. Prior to January 1, 2009 the Company did not own any properties and, therefore, during the year ended December 31, 2008 there were no operations. The Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager will derive substantially all of its income from the property management services it will perform for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of December 31, 2010 and December 31, 2009.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of December 31, 2010 and December 31, 2009.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements. As of December 31, 2010 and December 31, 2009, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $1.66 million and $0.66 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions ASC 805-10, “Business Combinations,” to account for business combinations. In accordance with the provisions, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination, and therefore, are expensed as incurred.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used by independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are included as intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets in the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be charged to expense as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. There were no impairment indicators present at December 31, 2010 that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

Revenue Recognition

With the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the associated leases have net minimum rent payment increases during the term of the lease, and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Currently, there are no leases that provide for contingent rental income.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

During the years ended December 31, 2010 and 2009, the Company recognized deferred rent from tenants of $0.47 million and $0.21 million, respectively. As of December 31, 2010 and 2009, the cumulative deferred rent balance was $0.67 million and $0.21 million, respectively, and is included in deferred rent on the consolidated balance sheets.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company reconciles the estimated real estate tax reimbursement to the actual amount incurred and adjusts the property tax recovery to reflect the actual amount incurred.

Organizational and Offering Costs

Organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance, but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings.

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for offering and organizational costs incurred as follows:

	Year Ended December 31,
	2010	2009
Cumulative offering costs- Private and Public Offerings	$3,507,244	$1,470,668

Cumulative organizational costs- Private and Public Offerings	$341,455	$322,146
Due to/(from) Advisor (included in “Due to Affiliates”)- see discussion below	$(276,632)	$812,802

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

As of December 31, 2010, the Company incurred organizational and offering costs related to its Public Offering of approximately $3.29 million, which exceeds the 15% of gross proceeds limitation pursuant to the Second Amended and Restated Advisory Agreement. Therefore, if the Company terminated its Public Offering on December 31, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, is remote. As a result, the Company generated a receivable due from the Advisor of $0.28 million (after deducting $0.64 million in unreimbursed amounts previously advanced by the Advisor), which is reflected as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets. No payment is required until 60 days following the completion or termination of the offering in accordance with the Second Amended and Restated Advisory Agreement. The Company continues to monitor both the 3.5% and 15% limitations and expects the receivable to decrease as the Company raises additional offering proceeds. (See Note 6, Related Party Transactions.)

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized as interest expense over the terms of the respective financing agreements. As of December 31, 2010, the Company’s deferred financing costs, net of amortization, were $0.97 million. There were no deferred financing costs as of December 31, 2009.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests in the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income when a subsidiary is deconsolidated upon a change in control. Net income allocated to noncontrolling interests is shown as a reduction to net income in calculating net income available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were classified as temporary equity.

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of December 31, 2010.

Fair Value Measurements

In April 2009, the FASB issued updated guidance related to the interim and annual disclosures about the fair value of financial instruments in ASC 825-10, “Disclosure about Fair Value of Financial Instruments” and ASC 820-10, “Fair Value Measurements and Disclosures” (“ASC 820”). The provisions require interim and annual disclosures of the fair value of all financial instruments (recognized or unrecognized) and include the following:

•	Effective April 1, 2009: new provisions providing additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales; and

•

Effective January 1, 2009: new framework for fair value measurements and disclosure for all nonfinancial assets and nonfinancial liabilities, including those reported at fair value on a nonrecurring basis; and new provisions pertaining to the fair value for assets or liabilities arising from contingencies in business combinations and property acquisitions.

The updated guidance in ASC 820 is effective for interim and annual periods ending after June 15, 2009 and provides guidance on how to determine the fair value of assets and liabilities in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If the Company were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. The updated guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired.

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

In January 2010, the FASB issued updated guidance in ASC 820, which is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years beginning after December 15, 2010.

In August 2009, the FASB issued updated guidance in ASC 820 to provide clarification for the fair value measurement of liabilities in circumstances where quoted prices for an identical liability in an active market are not available. The guidance is effective for the first reporting period beginning after issuance.

Financial instruments as of December 31, 2009, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, and mortgage payable. Financial instruments as of December 31, 2010 consisted of the same accounts as well as the Credit Facility and the Bridge Loan, as defined in Note 4, Debt. Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. As of December 31, 2010, the Company had two interest rate cap agreements in effect for a combined notional amount of $22.20 million. (See Note 4, Debt.) Other than the Plainfield mortgage debt, as discussed in Note 4, Debt, to the consolidated financial statements, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value. The fair value of the Plainfield mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of December 31, 2010 and 2009, the fair value of the Plainfield mortgage debt was $21.8 million and $22.17 million, respectively, compared to the carrying value of $20.8 million and $21.04 million, respectively. As such, the adoption of these provisions, each of which were applied on a prospective basis, did not have a material effect to the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) for the year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current and subsequent years. As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of December 31, 2010, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

corporate federal and state income tax. As of December 31, 2010, the Company’s TRS had not commenced operations.

The Company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires that the Company record a valuation allowance against the net deferred income tax assets associated with the Company’s net operating loss (“NOL”) carryforwards if it is “more likely than not” that the Company will not be able to utilize them to offset future taxable income. For the year ended December 31, 2009, due to the uncertainty surrounding the Company’s ability to generate sufficient future taxable income to realize the NOL, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset. For the year ended December 31, 2010, due to the fact that the Company will elect to be taxed as a REIT, the Company has written off its net deferred tax assets and valuation allowance.

Per Share Data

The Company reports earnings per share attributable for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income by the weighted average number of shares outstanding, including common stock equivalents. As of December 31, 2010, common stock equivalents are anti-dilutive and therefore have no impact on dilutive earnings per share.

The Company made its first distribution on June 15, 2009 to investors of record on May 31, 2009. Distributions declared per common share assumes each share was issued and outstanding each day during the year ended December 31, 2010 and the period from May 31, 2009 through December 31, 2009. Distributions declared per common share was based on daily declaration and record dates selected by the board of directors of $0.00184932 per day per share on the outstanding shares of common stock.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (“ASU No. 2010-01”). This ASU clarifies that when the stock portion of a distribution allows stockholders to elect to receive cash or stock with a potential limitation on the total amount of cash that all stockholders can elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU No. 2010-01 did not have an impact on the Company’s consolidated financial statements.

In June 2009, new accounting provisions, ASC 810-10, “Variable Interests and Special Purpose Entities in Consolidated Financial Statements,” were released that eliminate the primarily quantitative model to determine the primary beneficiary of a variable interest entity (“VIE”) and replace it with a qualitative model that focuses on which entities have the power to direct the activities of the VIE as well as the obligation or rights to absorb the VIE’s losses or receive its benefits. The reconsideration of the initial determination of VIE status is still based on the occurrence of certain events. In February 2010, the FASB issued updated guidance in ASC 810, “Consolidation,” which defers the effective date of the consolidation guidance of FASB Statement No. 167 for certain investment funds and money market funds. The update also modifies the requirements for evaluating whether a decision maker’s or service provider’s fee is a variable interest and clarifies that a quantitative calculation in the evaluation thereof

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

should not be the sole basis for determining the above. As of December 31, 2010, the Company did not have any investments, or other variable interests, in entities that were determined to be VIEs.

3.	Real Estate

Quad/Graphics

On December 30, 2010, the Company, through the Operating Partnership, acquired an industrial printing facility with a two-story office component located in Loveland, Colorado (“Quad/Graphics property”) from an unaffiliated third party. The Quad/Graphics property is 100% leased to a single tenant, World Color (USA), LLC (“World Color”), on a net lease basis, obligating World Color to all costs and expenses to operate and maintain the property. The lease on the Quad/Graphics property is guaranteed by both World Color Press, Inc. and its parent company Quad/Graphics, Inc. On the acquisition date, the Quad/Graphics lease had a remaining term of approximately 12 years.

The purchase price of the Quad/Graphics property was $11.85 million, which includes the Company’s January rent payment and the prorated share of the December rent payment totaling $0.11 million, respectively, which were paid at closing and recorded as prepaid rent. In addition, the Company funded a deferred maintenance reserve of $0.26 million. The purchase price and related closing fees and expenses were partially financed with $7.87 million in debt from a bridge loan obtained from KeyBank (the “Bridge Loan”), discussed in Note 4, Debt, $4.04 million in cash raised in the Public Offering, and $0.20 million in good faith deposits and was allocated as follows:

Land	$1,949,600
Building and improvements	$8,210,166
Tenant origination and absorption cost	$2,025,570
In-place lease valuation (below market)	$(335,336)

ITT

On September 23, 2010, the Company, through the Operating Partnership, acquired a single-story, office facility located in Los Angeles (Sylmar), California (“ITT property”) from an unaffiliated third party. The ITT property is 100% leased to a single tenant, ITT Educational Services, Inc. (“ITT”), on a net lease basis, obligating ITT to all costs and expenses to operate and maintain the property. The landlord is responsible for certain capital expenditures such as roof, parking lot, mechanical and structural costs. On the acquisition date, the ITT lease had a remaining term of approximately six years.

The purchase price of the ITT property was $7.8 million, which includes a $0.35 million reserve for maintenance, $0.03 million in a transferred security deposit obligation and the Company’s prorated share of the September rent payment, $0.02 million, that was paid at closing and recorded as prepaid rent. The purchase price and related closing fees and expenses were partially financed with $5.07 million of the Credit Facility discussed in Note 4, Debt, $2.53 million in cash raised in the Public Offering, and $0.20 million in good faith deposits and was allocated as shown in the table below:

Land	$2,877,062
Building and improvements	$3,076,738
Tenant origination and absorption cost	$1,145,162
In-place lease valuation (above market)	$336,263
Deferred maintenance reserve assumed	$350,000

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

ITT, at their discretion, has the option to renew the in-place lease for an additional five-year term at a specified rate. The increase in rental rate between the current in-place rate and the renewal rate was concluded to approximate market and, as a result, was not factored into the in-place lease valuation.

Emporia Partners

On August 27, 2010, various affiliates of the Sponsor and an entity owned by an affiliate of the Sponsor contributed all of the ownership interests in an entity (“Emporia Partners”) that owns a fully-leased office headquarters and industrial production and distribution facility located in Emporia Kansas (“Emporia Partners property”) to the Company, through the Operating Partnership. The Emporia Partners property is 100% leased to a single tenant, Hopkins Enterprises, Inc. (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”) on a net lease basis, obligating Hopkins to all costs and expenses to operate and maintain the property, including capital expenditures. Pursuant to the Amended and Restated Limited Liability Company Agreement for Emporia Partners, Hopkins, as a member of Emporia Partners, is due priority returns from the rental income received from Hopkins Manufacturing as sub-tenant under the lease. Additionally, Hopkins has the option to extend the lease term for an additional ten-year term at fair market rent and the option to purchase the property pursuant to the terms of the lease. After considering the term of the lease, the lease was classified as an operating lease. On the acquisition date, the Emporia Partners lease had a remaining lease term of approximately 10 years.

The contribution value of the Emporia Partners property was approximately $8.36 million and was allocated as shown below. The Company caused the Operating Partnership to issue $2.9 million in limited partnership units with the remainder of the contribution value and the acquisition fees and expenses paid in connection with the contribution using proceeds from the Public Offering and assumption of the related debt as shown in the following table:

Land	$274,110
Building and improvements	$5,693,414
Tenant origination and absorption cost	$1,874,059
Restricted improvement reserve assumed	$514,607
Property tax and insurance reserves assumed	$261,496
Mortgage payable assumed	$5,422,086
Accrued interest	$23,026
Prepaid rent	$11,078
Limited partnership units issued (units)	315,200
Price per share of units issued	$9.20
Limited partnership units issued (dollars)	$2,900,000

Will Partners

On June 4, 2010, three unaffiliated third parties and an entity owned by an affiliate of the Sponsor contributed all of the ownership interests in a single-story, warehouse/distribution facility located in Monee, Illinois (“Will Partners property”) to the Company, through the Operating Partnership. The Will Partners property is 100% leased to a single tenant, World Kitchen, LLC (“World Kitchen”), on a net lease basis, obligating World Kitchen to all costs and expenses to operate and maintain the property, including capital expenditures. In conjunction with the acquisition, the World Kitchen lease was

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

amended, which extended the original termination date five years to February 29, 2020. On the acquisition date the remaining term was approximately 10 years.

The contribution value of the Will Partners property was approximately $26.31 million and was allocated as shown in the table below. The Company caused the Operating Partnership to issue $7.48 million in limited partnership units with the remainder of the contribution value financed with $16.9 million of the Credit Facility discussed in Note 4, Debt approximately $1.75 million in cash raised in the Public Offering, and the Company’s prorated share of the June rent payment, $0.17 million, that was paid at closing and recorded as prepaid rent.

Land	$1,494,108
Building and improvements	$18,654,174
Tenant origination and absorption cost	$4,761,842
In-place lease valuation (above market)	$1,395,154
Restricted improvement reserve assumed	$742,366
Prepaid rent	$173,325
Limited partnership units issued (units)	813,000
Price per share of units issued	$9.20
Limited partnership units issued (dollars)	$7,480,000

Renfro and Plainfield

On June 18, 2009, affiliates of the Sponsor contributed membership interests in two entities, Plainfield Partners, LLC, a single member limited liability company which owns an office/laboratory property located in Plainfield, Illinois (“Plainfield”) and Renfro Properties, LLC, a single member limited liability company which owns a single-story warehouse/distribution property located in Clinton, South Carolina (“Renfro”), to the Operating Partnership. The properties are occupied by Chicago Bridge & Iron Company (“CB&I”) and Renfro Corporation (“Renfro Corp”), respectively, and are full net leases, obligating the tenant for all expenses and costs of operating and maintaining the property, including capital expenditures. As of the contribution date, the CB&I lease had a remaining lease term of 13 years, and the Renfro Corp lease had a remaining lease term of 12 years.

The combined fair market value of the assets contributed for Renfro and Plainfield was approximately $54.36 million and was allocated as shown in the table below:

Land	$5,108,916
Building and improvements	$37,849,890
Tenant origination and absorption cost	$8,289,273
In-place lease valuation (above market)	$106,487
In-place lease valuation (below market)	$(605,228)

Restricted improvement reserve assumed	$3,606,782
Mortgage payable assumed	$34,156,119
Limited partnership units issued (units)	2,020,000
Price per share of units issued	$10.00
Limited partnership units issued (dollars)	$20,200,000

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The properties acquired through the contributions of the entity interests of Plainfield Partners, LLC, Renfro Properties, LLC, Will Partners, and Emporia Partners, along with the acquisitions of the ITT and Quad/Graphics properties are heretofore referred to as the “Properties.”

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using a 9.50% discount rate for the Renfro Corp and CB&I leases, a 9.00% discount rate for the Will Partners lease, a 9.76% discount rate for the ITT lease, and a 10.26% discount for the Quad/Graphics lease. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation.

	In-place Lease Valuation	Tenant Origination and Absorption Cost
Annual amortization	$135,577	$1,700,130
5-year amortization	$677,885	$8,500,650
Weighted-average remaining amortization period	9.62 years	10.21 years

Reserves

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	December 31, 2009	Balance upon acquisition/ contribution during the year ended December 31, 2010	Additions	Utilizations	December 31, 2010
Renfro	$447,337(1)	$-	$-	$(447,337)	$-
Plainfield	208,333(1)	-	100,000	-	308,333
Will Partners	-	742,366 (1)	52,515	(694,958)	99,923
Emporia Partners	-	776,103 (2)	97,355	(228,366)	645,092
ITT	-	350,000 (3)	-	(5,278)	344,722
Quad/Graphics	-	260,000 (3)	-	-	260,000

Total	$655,670	$2,128,469	$249,870	$(1,375,939)	$1,658,070

(1)	Represents reserves funded by the tenant.

(2)	Balance at December 31, 2010 consists of a replacement reserve of $0.51 million which was funded by the contributing entity and tax and insurance reserves totaling $0.13 million, which were funded by the tenant.

(3)	Represents reserves funded by the Company.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The following summarizes the future minimum net rent payments pursuant to the lease terms discussed above as of December 31, 2010:

2011	$9,476,147
2012	9,561,938
2013	9,619,892
2014	9,822,242
Thereafter	63,403,335

Total	$101,883,554

As of December 31, 2010, our six properties, based on rental income, were Plainfield in Plainfield, IL (approximately 24.3%), Will Partners in Monee, IL (approximately 23.3%), Renfro in Clinton, SC (approximately 18.8%), Emporia in Emporia, KS (approximately 13.7%), Quad/Graphics in Loveland, CO (approximately 12.2%), and ITT in Los Angeles, CA (approximately 7.7%). Approximately 47.6% of the Company’s rental income was concentrated in the State of Illinois as of December 31, 2010.

Pro Forma Financial Information (unaudited)

The following condensed unaudited pro forma operating information is presented as if the Properties had been included in operations at the beginning of the prior period:

	For the Year Ended December 31,
	2010	2009
Revenue	$11,107,104	$10,870,437

Net Loss	$(3,465,238)	$(3,813,259)

Net loss attributable to common stockholders	$(900,962)	$(803,454)

Loss per share	$(0.98)	$(1.85)

4.	Debt

In conjunction with the contribution of the Emporia Partners property, the Company assumed the mortgage debt as follows:

Original loan balance	$6.93 million
Assumed loan balance	$5.42 million
Interest rate	5.88% (fixed)
Initial loan term	20 years
Loan Maturity	September 2023

The terms of the loan require monthly principal and interest payments. The loan is secured by a first mortgage and security agreement on the Company’s interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits. As of December 31, 2010 the balance of the loan was $5.33 million.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided the Company with an initial $25 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by a security agreement on the Operating Partnership’s underlying interest in the Will Partners and ITT properties, a fixture filing, and an assignment of leases, rents, income and profits.

Under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the agreement relating to the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. Prior to November 28, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw of $5.07 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. As of December 31, 2010 the LIBOR-based rate was 0.26%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms.

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010. With the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument on September 28, 2010. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge is in place for six months, expiring on April 17, 2011. The Company paid $7,000 for the interest rate cap. On December 28, 2010, the Company executed an additional interest rate cap in connection with the refinancing of the Renfro property debt, for a notional amount of $18.6 million, fixing the index at 2.0%. The second hedge is also in place for six months, expiring on June 30, 2011. The Company paid $10,000 for the second interest rate cap.

On November 22, 2010, the Company, through the Operating Partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which the Company drew an additional $13.03 million from the facility to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms described above. The total amount of funds drawn under the credit facility is now $35 million. As part of the amendment, KeyBank temporarily amended the interest coverage ratio covenant requirement from 1.85 times adjusted earning before interest, taxes, depreciation, and amortization (EBITDA) to 1.80 times for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively, and clarified the definition of fixed charge coverage ratio.

On December 30, 2010, the Company, through the Operating Partnership, entered into a bridge loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.87 million from KeyBank to help fund the acquisition of the Quad/Graphics property. The Bridge Loan has a term of six months, and it bears interest at a rate of daily LIBOR plus 450 basis points, with an initial rate of 6.5%. These rates are subject to a minimum LIBOR of 2%. The terms of the Bridge Loan require payments

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

made periodically throughout the month equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of approximately $1.33 million. The Bridge Loan is guaranteed by various wholly-owned subsidiaries of the Company’s Operating Partnership, as well as by Kevin A. Shields, the Company’s President and Chairman. In connection with the Bridge Loan, the Company also executed another amendment to the credit agreement with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan is paid in full, the Quad/Graphics property will serve as additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan will be released, and the Quad/Graphics property may be refinanced pursuant to the terms of the Credit Facility. In addition, as part of the Second Amendment to Credit Facility, KeyBank further amended the tangible net worth definition (as defined in the Second Amendment to Credit Facility) and liquidity covenant requirements from $2.0 million to $1.0 million through June 30, 2011.

In conjunction with the contribution of the Renfro and Plainfield properties on June 18, 2009 the Company assumed the following debt:

	Renfro Line of Credit	Renfro Term Debt	Plainfield Mortgage Debt
Original loan balance	$5.0 million (1)	$8.0 million (2)	$21.50 million
Assumed loan balance	$5.0 million	$8.0 million	$21.16 million
Interest rate	6.5% (fixed)	6.5% (fixed)	6.65% (fixed)
Initial term	One year	Three years	10 years
Maturity	January 2011	January 2012	November 2017
Unamortized loan balance at December 31, 2009	$5.0 million	$8.0 million	$21.04 million
Unamortized loan balance at December 31, 2010	(3)	(3)	$20.79 million

(1)	The Renfro Line of Credit provided for monthly, interest only payments with an initial term of one year, or an expiration of January 29, 2010. In January 2010, the Line of Credit was extended for six months to July 29, 2010 with an automatic six-month extension should the Line of Credit not be paid in full by that date. The Company exercised the automatic extension on July 29, 2010, extending the term an additional six months to January 29, 2011. All other terms were unchanged. Both loans were guaranteed by an affiliate, and were secured by a first mortgage and assignment of rents and leases on the Renfro property.

(2)	The Renfro property debt was refinanced in January 2009. The Term Debt was used to partially pay off the prior loan and the Line of Credit was used to pay off the remaining balance of the prior loan and to fund $2.0 million of the tenant improvement allowance. The Renfro Term Debt called for monthly, interest only payments during the tenant improvement period, then monthly payments of principal and interest, based on a 25-year amortization schedule, for the remainder of the term. The tenant improvement period ended in January 2010 with the completion of the improvement projects, and release of all remaining tenant improvement reserve funds, therefore amortization of the Term Debt commenced on March 1, 2010.

(3)	The Renfro Line of Credit and Term Debt were paid off on November 22, 2010 with a draw of $13.03 million from the Credit Facility (as amended) as discussed above.

The terms of the Plainfield mortgage debt require monthly principal and interest payments. The Plainfield mortgage debt is secured by a first mortgage and security agreement on the Operating Partnership’s interest in the underlying property, a fixture filing, and an assignment of leases, rents, income and profits.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The following summarizes the future principal repayments per the loan terms discussed above:

	2011	2012	2013	2014	2015 and after	Total
	(1)		(2)

Plainfield	$262,170	$276,421	$299,627	$320,465	$19,637,754	$20,796,437

Credit Facility	-	-	35,000,000	-	-	35,000,000

Emporia	279,699	295,982	314,973	334,272	4,107,868	5,332,794

Bridge Loan	7,871,500	-	-	-	-	7,871,500

Total	$8,413,369	$572,403	$35,614,600	$654,737	$23,745,622	$69,000,731

(1)	Amount includes payment of the remaining balance on the Bridge Loan upon expiration on June 30, 2011.

(2)	Amount includes payment of the remaining balance on the Credit Facility upon expiration on June 4, 2013.

5.	Income Taxes

The Company’s operations are carried on through the operating partnership and its subsidiaries. The operating partnership is not subject to income tax, and all the taxable income, gain, losses, deductions and credits are passed through to its partners. We are responsible for our share of taxable income or loss of the operating partnership allocated to us in accordance with the operating partnership’s Agreement of Limited Partnership. As of December 31, 2010 and December 31, 2009, we held 37% and 11% capital interest in the operating partnership, respectively.

The Company will elect to qualify, and has satisfied all requirements to qualify, as a REIT for the year ended December 31, 2010. Accordingly, no provision for income taxes was recognized by the Company for the 2010 year. The following income tax provision was recorded by the Company for the tax year ended December 31, 2009.

The differences between the total income tax provision (benefit) for financial statement purposes and income taxes computed using the federal income tax rate of 35% for the periods ended December 31 were as follows:

	2010	2009
Federal tax on pretax income (loss) at statutory rates	$-	$(92)
State tax, net of federal benefit	-	(15)
Permanent / Other items	-	-
Valuation allowance	-	107

Total Provision	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

components of deferred tax assets and liabilities at December 31, 2009 consist of the following (in thousands):

	2010	2009
Deferred tax assets:
Net operating loss	$-	$2
Investment in Partnership	-	105

Total deferred tax assets	-	107
Less: valuation allowance	-	(107)

Net deferred tax assets		-

Deferred tax liabilities:
Others	-	-

Total deferred tax liabilities	-	-

Net deferred tax asset (liability)	$-	$-

The Company recorded a valuation allowance for the entire amount of the net deferred tax asset due to uncertainty surrounding the Company’s ability to realize this asset. At December 31, 2009, the Company had total net operating loss carryforwards for federal income tax purposes of $5,900. The federal loss carryforwards begin to expire in 2029.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company’s net operating loss carryforwards may be limited or lost if a cumulative change in ownership of more than 50% occurs within a three-year period.

In July 2006, the FASB issued guidance to create a single model to address accounting for uncertainty in tax positions (ASC 740, “Income Taxes”). The guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold in which a tax position be reached before financial statement recognition. The guidance also discusses derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the guidance as of January 1, 2009. The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.

6.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. The Operating Partnership issued 20,000 limited partnership units on December 26, 2008 in exchange for the initial capitalization of the Operating Partnership. On June 18, 2009, June 4, 2010 and August 27, 2010, 2.02 million, 813,043 and 315,217 limited partnership units, respectively, were issued in exchange for the Renfro and Plainfield, Will Partners and Emporia Partners properties. As of December 31, 2010, noncontrolling interests were approximately 63.2% of total shares outstanding (assuming limited partnership units were converted to common stock). For the year ended December 31, 2010, noncontrolling interests were approximately 74.0% of weighted average shares outstanding (assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interest in the Operating Partnership and classified noncontrolling interests related to the Renfro property and the Plainfield property to permanent equity in the accompanying consolidated balance sheets.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

In subsequent periods the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any noncontrolling interest that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, may purchase their limited partnership units by issuing one share of the Company’s common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election, once the Company qualifies for tax treatment as a REIT. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported in the consolidated financial statements as noncontrolling interests.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for the Will Partners property. The terms of the Will Partners contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners contribution agreement. The Will Partners contribution agreement requires the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interest subject to redemption. (See Note 2, Noncontrolling Interests.) Subsequent to the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and is now considered a component of permanent equity.

7.	Related Party Transactions

Pursuant to the agreements discussed below, the following summarizes the related party costs incurred during the years ended December 31, 2010 and 2009 and due to affiliates as of December 31, 2010 and 2009:

	Incurred		Paid		Payable/(Receivable)
	2010	2009	2010	2009	2010	2009
Advisor and Property Manager Fees
Acquisition fees and expenses	$1,629,344	$1,630,684	$-	$1,600,063	$1,629,344	$30,621
Operating expenses	91,371	-	46,485	-	44,886	-
Asset management fees	560,141	219,674	499,150	80,041	60,991	139,633
Property management fees	188,793	68,442	166,812	28,972	21,981	39,470
Receivable for organizational and offering costs incurred in excess of the 15% limitation	(276,632)	856,940	-	44,138	(276,632)	812,802

	$2,193,017	$2,775,740	$712,447	$1,753,214	$1,480,570	$1,022,526

Dealer Manager Fees	$1,545,875	$128,670	$1,545,875	$128,670	$-	$-

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

The Second Amended and Restated Advisory Agreement requires upon termination of the Public Offering that any organizational and offering costs incurred above 15% of gross proceeds shall be reimbursed to the Company. If the Company terminated its Public Offering on December 31, 2010, the probability that the Company would be liable to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the 15% limitation discussed above, is remote. As a result, the Company generated a receivable due from the Advisor of $0.28 million, which is reflected as a reduction in the “Due to Affiliates” balance in the consolidated balance sheets as noted in the schedule above. No payment is required until 60 days following the completion or termination of the offering in accordance with the amended and restated advisor agreement. The following table summarizes the receivable:

Organizational and offering costs incurred – Public Offering	$3,286,255
Limitation for organizational and offering costs at 15% of gross offering proceeds of $15,771,212 if Public Offering terminated on December 31, 2010	2,365,682

Amount incurred in excess of limitation	920,573
Organizational and offering costs advanced by the Advisor as of December 31, 2010	643,941

Receivable due from Advisor as of December 31, 2010 if Public Offering terminated on December 31, 2010	$276,632

The Company continues to monitor this limitation and expects that as offering proceeds increase, the receivable will decrease and the Company will again become liable for organizational and offering costs advanced by the Advisor.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering. The Company subsequently entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs in providing services. The sales commissions may vary for different categories of purchasers.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, which was executed on October 27, 2009, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

Disposition Fee (Advisor)	Under the Second Amended and Restated Advisory Agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Type of Compensation (Recipient)	Determination of Amount
	average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year. As of December 31, 2009, no amount of the Advisor’s direct and indirect expenses was allocated to, or incurred by, the Company. As of December 31, 2010, $0.09 million of operating expenses incurred by the Advisor was allocated to the Company. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

	Liquidation/Termination/Listing Stage

	The Advisor is entitled to receive the following:
1) Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange); (Advisor)	1)	A Subordinated Share of Net Sales Proceeds (as defined in the amended and restated advisory agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;

2) Subordinated Performance Fee Due Upon Termination of the Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and (Advisor)	2)	A Subordinated Performance Fee (as defined in the amended and restated advisory agreement) Due Upon Termination of the Second Amended and Restated Advisory Agreement if the Company terminates the Second Amended and Restated Advisory Agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and

3) Subordinated Incentive Listing Fee (payable only if the Company is listed on a national securities exchange) (Advisor)	3)	A Subordinated Incentive Listing Fee (as defined in the Second Amended and Restated Advisory Agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder’s investment value is equal to their initial invested capital.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Type of Compensation (Recipient)	Determination of Amount
Each subordination compensation discussed above is calculated as follows:
	•	5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or
	•	10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or
	•	15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in the Second Amended and Restated Advisory Agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

Conflicts of Interest

All of the Company’s executive officers and one of the directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager, and other affiliates of the Company. The director and these executive officers, managers, and/or holders of a direct or indirect controlling interest have a fiduciary responsibility to all affiliated entities.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the amended and restated advisory agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

8.	Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon ten days’ prior written notice to stockholders. As of December 31, 2010 and December 31, 2009, $170,810 and $8,994 in shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number of Years Held	Redemption Price
Less than one	No Redemption Allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors. As of December 31, 2010 and December 31, 2009, $0.17 million and $8,994 in shares of common stock subject to redemption, respectively, was eligible for redemption.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption in the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any

THE GC NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

redemptions, will be computed at each reporting date and will be classified as temporary equity in the Company’s consolidated balance sheets. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

9.	Selected Quarterly Financial Data (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2010 and 2009:

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,274,728	$1,479,484	$2,072,214	$2,443,315
Net Loss	$(347,987)	$(1,141,434)	$(1,233,970)	$(1,085,697)
Net Loss per Share	$(0.15)	$(0.38)	$(0.30)	$(0.25)

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$-	$178,979	$1,277,976	$1,275,623
Net Loss	$-	$(1,902,249)	$(25,720)	$(307,617)
Net Loss per Share	$-	$(8.73)	$(0.01)	$(0.13)

10.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the issuance date of this supplement:

Declaration of Distributions

On March 23, 2011, the Company’s board of directors declared distributions for the second quarter of 2011 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on April 1, 2011 until June 30, 2011. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s President may determine.

Offering Status

As of March 22, 2011, in connection with the Public Offering, the Company has issued 2,252,319 shares of the Company’s common stock for gross proceeds of approximately $22.48 million. Through March 22, 2011, the Company had received aggregate gross offering proceeds of approximately $24.83 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering.

THE GC NET LEASE REIT, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

				Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2010

Description	Property Type	ST	Encumbrances	Land	Building and Improvements	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed

Plainfield	Office/ Laboratory	IL	$20,796,437	$3,708,916	$27,335,306	$2,217,126	$3,708,916	$29,552,432	$33,261,348	$1,932,808	N/A	6/18/2009	5-40 years
Renfro	Warehouse/ Distribution	SC	13,030,000	1,400,000	18,803,857	1,389,656	1,400,000	20,193,513	21,593,513	1,192,079	N/A	6/18/2009	5-40 years
Will Partners	Warehouse/ Distribution	IL	16,900,000	1,494,108	23,416,016	-	1,494,108	23,416,016	24,910,124	548,980	N/A	6/4/2010	5-40 years
Emporia Partners	Office/ Industrial/ Distribution	KS	5,332,794	274,110	7,567,473	-	274,110	7,567,473	7,841,583	112,249	N/A	8/27/2010	5-40 years
ITT	Office	CA	5,070,000	2,877,062	4,221,900	5,278	2,877,062	4,227,178	7,104,240	74,435	N/A	9/23/2010	5-40 years
Quad/Graphics	Industrial/ Office	CO	7,871,500	1,949,600	10,235,736	-	1,949,600	10,235,736	12,185,336	2,044	N/A	12/30/2010	5-40 years

			$69,000,731	$11,703,796	$91,580,288	$3,612,060	$11,703,796	$95,192,348	$106,896,144	$3,862,595

Activity in real estate facilities during 2010 was as follows:
		Real estate facilities
		Balance at beginning of year			$54,407,524
		Acquisitions			52,036,005
		Improvements			452,615

		Balance at end of year			$106,896,144

		Accumulated depreciation
		Balance at beginning of year			$920,919
		Depreciation expense			$2,941,676

		Balance at end of year			3,862,595

		Real estate facilities, net			$103,033,549

S-1